Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

_By Electronic Mail_

August 15, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 15, 2018 The Nasdaq Stock Market (the "Exchange") received from Saga Communications, Inc.  (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Common Stock, $0.01 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

_[signature]_